Exhibit 99.2

ZenaTech Acquires KJM Land Surveying LLC, a Second Acquisition to Accelerate Drone Innovation in Land Surveys and Establish a Southeast Base for its Drone as a Service Business

(Vancouver, British Columbia, January 23, 2025) ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone, Drone-as-a-Service (DaaS), enterprise SaaS and Quantum Computing solutions, announces that it has acquired KJM Land Surveying LLC, a well-established Pensacola Florida land survey engineering company with a long history and roster of repeat customers. This is ZenaTech’s second acquisition as part of a larger roll-up strategy to disrupt the land survey industry by accelerating the use of drones for speed, accuracy and innovation benefits. The acquisition will also form the base of the Southeast US region of its national Drone as a Service or DaaS business which utilizes drone solutions from its subsidiary company ZenaDrone.

“Closing this second acquisition is another step in our Drone as a Service or DaaS strategy, establishing a Southeast base with an experienced team and customer relationships, which adds to our Northwest base and national rollout. We have the opportunity to significantly disrupt the land survey business at scale using drone technologies. We view our DaaS business model as similar as to how Uber disrupted the taxi industry,” said CEO Shaun Passley, Ph.D. “This acquisition, as well as the 20 others we have identified, have the potential to add accretive revenue over the short term as well as the long term.”

The US Surveying and Mapping Services industry is estimated at $10.3 billion according to Business Research Insights, growing at least 3% annually.  Remotely piloted drones with an array of sensors and cameras, LiDAR (Light Detection and Ranging), and GPS systems for capturing high-resolution pictures and data are revolutionizing the land survey industry gathering aerial data across expansive terrains in a matter of hours instead of weeks or months using traditional methods.

Accurate land surveys are essential for the planning, design, and execution of roads, bridges, and building projects for cities, commercial, and residential projects, and are required for legal purposes. ZenaTech is focused on smaller and established land survey engineering firms with an overseeing licensed Surveyor-in-Charge, a valuable designation that takes years to achieve. The use of drones requires FAA licensing and drone expertise, hardware, and software that ZenaDrone will bring to the transaction.

ZenaTech’s DaaS business model allows governments, builders and developers, farmers, oil and gas companies, environmental firms, etc. to utilize a complete drone solution for a specific application─ i.e., land surveying, crop management, inspection, safety, or compliance application – and purchase it on a pay-as-you-go basis rather than having to buy the entire drone hardware and software solution. This business model provides cost-effective access to the enhanced productivity benefits and AI capabilities offered by drone technology to optimize time, improve precision, and eliminate outdated or manual processes.

ZenaDrone’s multifunction AI drones will be offered in the DaaS business model nationally through convenient office or storefront locations operated by the company as well as by business partners.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy and cost savings. The company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, and the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sectors.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.